UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1 to Form 15 on

FORM 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-33169

Cross Country Healthcare, Inc.

(Exact name of registrant as specified in its charter)

5201 Congress Avenue, Suite 160

Boca Raton, FL 33487

Tel: (561) 998-2232

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One

Explanatory note: Due to an administrative error, Cross Country Healthcare, Inc. (the “Company”) inadvertently filed a Form 15 (the “Form 15”) on July 27, 2026. This Form 15/A amends the Form 15 to provide for the correct effective date of July 31, 2026.

Pursuant to the requirements of the Securities Exchange Act of 1934, Cross Country Healthcare, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 31, 2026

Cross Country Healthcare, Inc.

By:	/s/ Susan Ball
Name:	Susan Ball
Title:	General Counsel